FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 21, 2005

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item
1.	Agenda for the Annual Shareholders Meeting of Advanced Semiconductor Engineering, Inc. with attachments thereto.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR
ENGINEERING, INC.

Date: June 21, 2005	By:	/s/ Joseph Tung

	Name:	Joseph Tung
	Title:	Chief Financial Officer

Item 1

Meeting Agenda

Contents

Meeting Procedure		1
Meeting Agenda		2
Status Reports		3
Matters for Ratification		5
Matters for Discussion		7
Elections		15
Other Proposals and Extempore Motions		15

Attachments:
1.	2004 Business Report	16
2.	Supervisor’s Report on 2004 Final Financial Statements	19
3.	CPA Audit Report and 2004 Financial Statements	20
4.	Table of Comparison of Revised Articles of Incorporation	42
Appendixes:
1.	Rules of Procedure for Shareholder’s Meeting	43
2.	Rules for Election of Directors and Supervisors	46
3.	Articles of Incorporation (before revision)	48
4.	Holdings by Directors and Supervisors	53
5.	Board-approved Surplus Appropriation Proposal Involving Employee
	Bonus and Reward for Directors and Supervisors	54
6.	Impact upon Business Performance and EPS Resultant from Non-remunerative Share Allotment this time	55

Advanced Semiconductor Engineering, Inc.

2005 Annual Shareholders’ Meeting

MEETING PROCEDURE

1.	Meeting called to order (announcing respective holdings of shareholders present)

2.	Chairperson's opening remarks

3.	Status report

4.	Matters for ratification

5.	Matters for discussion

6.	Elections

7.	Other proposals and extempore motions

8.	Meeting ended

Advanced Semiconductor Engineering, Inc.
2005 Annual Shareholders' Meeting Agenda

1.	Time: June 30, 2005 (Thursday) at 10 a.m.

2.	Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantze Processing Export Zone, Nantze District, Kaohsiung City, Taiwan

3.	Present: All Shareholders and Proxies

4.	Chairperson's Remarks

5.	Status Report

	1.	2004 Business Report
	2.	Supervisor’s Report on 2004 final financial statments
	3.	Report on the total amount of endorsements and guarantees and amount of loans to third parties.
	4.	Report on indirect investment in Mainland China.
	5.	Report on the implementation status of our merger with subsidiaries ASE (Chung Li) Inc. and ASE Material Inc.

6.	Matters for Ratification
	Item	1:	Ratification of the Company's 2004 final financial statements.
	Item	2:	Ratification of the Company's 2004 earnings distribution plan.

7.	Matters for Discussion
	Item	1:	Discussion of issuance of new shares based on earnings, employee bonuses and capitalization of capital surplus
	Item	2:	Discussion of revisions to the Articles of Incorporation.
	Item	3:	Discussion of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global Depository Receipts) or domestic capital increase in cash or issuance of domestic or foreign convertible bonds to raise funds.
	Item	4:	Discussion of authorizing the Board of Directors to raise fund for consideration of urgency through private placement with regard to issuance of GDR or domestic capital increase in cash or issuance of donnestic or foreign convertible bond as mentioned in Item 3 above.
	Item	5:	Discussion of revision of the quota imposed on investment in Mainland China.

8.	Elections

9.	Other Proposals and Extempore Motions

10.	Meeting Ended

Status Report

1.	The Company’s 2004 Business Report.
Explanation: Please see Attachment 1 to this handbook for the 2004 Business Report.

2.	Supervisors’ Report on 2004 Final Financial Statements.
Explanation: Please see Attachment 2 to this handbook for the Supervisors’ Report on their review.

3.	Report on the Company’s aggregate amount of endorsements and guarantees and amount of loans extended to third parties as of December 31, 2004.
	Explanation: 1.	Details of the Company’s amounts of endorsements and guarantees as of December 31, 2004 are as follows:

Unit: NT$1,000
Warrantee	Relationship	Amount Guaranteed
ASE Test Finance Ltd.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	4,787,550 (Note 1)
ASE Singapore Pte Ltd.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	874,659
ASE Japan Co., Ltd.	A grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	2,593,280
Hung Ching Development & Construction Co., Ltd.	An affiliate with business relations	960,000 (Note 2)
ASE Holding Electronics (Philippines), Incorporated.	A grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	92,559
ASE (Shanghai) Ltd.	A grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	1,755,435
Omniquest Industrial Limited	A subsidiary the Company has direct holdings in excess of 50%	319,170
Grand Total		11,382,653

Note 1:	For the Company to jointly provide guarantee with its subsidiary named ASE Test Inc. for the syndicate loan of US$150,000,000 applied for by its subsidiary named ASE Test Finance Ltd., where ASE Test Inc. provides guarantee for the guarantee duty of its parent company, ASE Test Ltd.

Note 2:	A joint construction venture ASE Inc. has with Hung Ching Development and Construction Co., Ltd. and, at the request of the latter, the guarantee was given, which was discharged at the end of April 2005.

2.	At present, the company does not have loans granted to others.

D. Report on indirect investment in Mainland China

Explanation: The following depicts the newly added indirect investment in Mainland China from third countries in 2004:

Approval No. by Investment Commission, MOEA	Name of company on Mainland China with indirect investment	Amount approved
Ching-Shen-Er-Tze-#093017197 dated 07.23/2004	ASE (Kunshan) Inc.	US$12 million
Ching-Shen-Er-Tze-#093021364 dated 08.20/2004	ASE Module (Shanghai) Inc.	US$12 million
Ching-Shen-Er-Tze-#093027587 dated 11.25/2004	ASE (Shanghai) Inc.	US$30 million

E. Report on the implementation of status of our merger with ASE (Chung Li) Inc. and ASE Material Inc.

Explanation:	1.	In response to the government’s encouragement for business combination and integration of resources to enhance operation efficiency, the Board of Directors Resolution on October 28, 2003 to acquire ASE (Chung Li) Inc. and ASE Material Inc. in a merger, leaving ASE Inc. the surviving company while ASE (Chung Li) Inc. and ASE Material Inc. are two extinguished companies (hereinafter referred to as the “merger”).

	2.	The record date for the merger was set for August 1, 2004 as related operation has been completed. According to the merger agreement, one share of ASE (Chung Li) Inc. will be exchanged for 0.85 shares of ASE Inc., and one share of ASE Material Inc. will be exchanged for 0.50 shares of ASE Inc. According to the afore-mentioned share exchange ratio, ASE Inc. has already issued 229,089,229 new shares to shareholders of the extinguished ASE (Chung Li) Inc. and 53,226,208 shares to Material Inc. In total there were 282,315,437 new shares issued to shareholders of the extinguished companies.

	3.	An update of the merger has been registered with Economic Processing Zone Administration, Ching-Chia-San-Shang-Tze- #09301027080 dated September 3, 2004.

Matters for Ratification

Item 1

Proposal:	Please ratify the Company's 2004 final financial statements.

Explanation:	1.	The Company's 2004 final financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.

	2.	Please ratify the financial statements (see Attachment 3 for details) and the 2004 Business Report (see Attachment 1 for details).

Resolution:

Item 2
Proposal:	Please ratify the Company’s 2004 earnings distribution plan.

Explanation:	The Board of Directors has drafted the Company’s 2004 earnings distribution plan as the table below in accordance with the Company Law and the Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.
2004 Earnings Distribution Plan

Unit: NT$
Amount available for distribution:
Undistributed earnings from the previous year	$40,696,903
Plus: net income this year	4,209,689,445

Total	$4,250,386,348

Items of distribution:
Appropriation of legal earnings reserve	$420,968,945
Appropriation of remuneration to Directors	75,720,000
and Supervisors
Appropriation of bonus to employees	265,210,000
Distribution of bonus to Shareholders	3,289,769,120
(Note 1)
Transfer of undistributed earnings to next	198,718,283
year

Total	$4,250,386,348

Note 1:	Shareholder bonus of NT$3,289,769,120 appropriated this time includes NT$0.8 for each share, of which NT$0.1 was in cash for a total of NT$411,221,140 and the remaining NT$ 2,878,547,980 will be distributed by stock dividend (70 shares non-remunerative capitalization of earnings for each 1,000 shares.) In addition, the management plans to carry out capitalization of capital surplus of NT$1,233,663,420, from which shareholders are appropriated 30 shares of non-remunerative capitalization of capital surplus for each 1,000 shares. In all, the amount of appropriated dividend this time totaled NT$1.1 per share, including NT$0.1 in cash and NT$1 in stock. The above-mentioned appropriation of dividend and its ratio are calculated on the basis of 4,112,211,400 shares on the date of the board resolution. Subsequently, if due to exercise for conversion by GDR holders for stock, subscription of new shares through employee stock option warrants, buybacks of company stocks by the management, or sale or cancellation of treasury stocks that affect the number of shares eligible for appropriation of dividend, dictating adjustment of the ratio of dividend appropriation, the shareholders’ meeting will be asked to authorize the board to make the adjustment at its discretion.

Note 2:	Employee bonus NT$265,210,000 appropriated this time includes NT$9,535,400 in cash and the remaining NT$255,674,600 in stocks. New shares issued on the basis of capital increase from employee bonuses total 25,567,460 shares.

Note 3:	In conjunction with the 2-in-1 new tax policy, appropriation of surplus this time appropriates the surplus of the most recent year as a priority.

Resolution:

Matters for Discussion

Item 1 (Proposed by the Board of Directors)

Proposal:	Proposed issuance of new shares based on earnings, employee bonuses, and capitalization of capital surplus.

Explanation:	1.	In Coordination with plant expansion plan, the Company plans to apply the appropriation of shareholder bonus of NT$2,878,547,980 and employee bonus of NT$255,674,600, totaling NT$3,134,222,580, or 313,422,258 shares at NT$10 par per share for capital.

	2.	In addition, appropriation of NT$1,233,663,420 from capital surplus is made for capital. The afore-mentioned appropriated capital surplus shall, as a priority, be appropriated from the premium capital surplus due to our merger with the extinguished ASE (Chung Li) Inc. and ASE Material Inc generated prior to the combination that was not appropriated in 2004.

	3.	Measures concerning issuance of new shares: For the two items mentioned above, the planned capital increase totals NT$4,367,886,000, or 436,788,600 shares. If calculated on the basis of 4,112,211,400 shares that are registered on the roster of shareholders on the date of the board resolution, shareholders will be given 70 shares of non-re munerative capital increase from surplus and 30 shares of stock dividend, totaling 100 shares for each 1,000 shares.

Subsequently, if due to exercise for conversion by GDR holders for stock, subscription of new shares through employee stock option warrant, buyback of company stocks by the management, or sale or cancellation of treasury stocks that affect the number of shares eligible for appropriation of dividend, dictating adjustment of the ratio of dividend appropriation, the shareholders’ meeting will be asked to authorize the board to make the adjustment at its discretion. Where odd shares that are less than one share are concerned, shareholders may, within 5 days of the base date for appropriation of shares, manage to combine by themselves and make it a full share before filing the registration. If not, the odd shares will be paid in cash or be purchased by specific individuals as designated by the chairman. In addition, capital increase from employee bonuses, shall be dealt with by the Articles of Incorporation and Rules for Distribution of Bonus to Employees.

	4.	The rights and duties given to the new shares are identical to those of previously issued shares.

	5.	The ex-right determination date: After the Shareholders’ Meeting has adopted it and the authorities concerned have approved it, the Board of Directors is fully authorized to separately set it.

	6.	Where matters concerning this merger are required, by the authorities concerned, to be changed or the objective environment requires the Company to change, the Board of Directors is fully authorized to handle such related matters.

Resolution:

Item 2 (Proposed by the Board of Directors)

Proposal:	Revisions to the Articles of Incorporation

Explanation:	1.	In coordination with the needs of operation, part of the Company’s Articles of Incorporation is recommended for revision.

	2.	See Attachment 4 for the table of comparison of suggested revisions.

Resolution:

Item 3 (Proposed by the Board of Directors)

Proposal:	To respond to the Company’s future production capacity expansion plan, replenish operating funds, pay off bank loans or meet other funding needs of the Company’s long-term development, and to make the fund raising vehicles more diverse and flexible, the Board proposes to authorize the Board of Directors to raise funds at an appropriate time by issuance of common stock for cash to participate in issuance of global depository receipts, by domestic issuance of common stock for cash, or by issuance of domestic/foreign convertible corporate bonds in light of the market condition and the Company’s funding needs in accordance with the Articles of Incorporation, pertinent laws and various handling principles stated in the following explanation.

Explanation:	1.	The principles of authorizing the Board of Directors to carry out the issuance of new shares to participate in issuance of global depository receipts :

(1)	New shares issued to participate in issuance of global depository receipts this time shall be limited to 500,000,000 shares. The Shareholders’ Meeting authorizes the Board of Directors and Chairperson to adjust the issuance within the aforesaid limit to stay in line with market situation, and place the entire issuance in one offering.

(2)	The price of shares issued this time for increase in capital in cash by issuing common shares for participation in the issuance of GDR shall be governed by the Self-discipline Rules Governing Fund-raising and Issuance of Securities Assisted by Member Underwrites issued by Chinese Securities Association, which stipulates that the price shall not be lowered than the closing price for the common share on domestic open market on the date the price is set. The issuer may select one of the closing prices for the common share on the first, third and fifth business day prior to the price-setting date and calculate the closing price for common share at the simple arithmetic average minus 90% of average stock price after ex-rights of the non-remunerative appropriated share. If there are changes in related domestic laws and regulations, the price- setting method may change accordingly. In view of the short and volatile function of domestic stock price, the chairman of the board is authorized to adjust the actual issuance price within the above-prescribed scope in consultation with the underwriter, according to international practice, and in reference to international capital market, domestic stock price and the purchase condition so as to raise acceptance by overseas buyers. As such, the price-setting method for issuance of new shares should be reasonable. The deciding method for the price of the GDR issued this time is based on the fair price of common stock traded at the domestic open market, which allows original shareholders to purchase the common share at home at a price close to that for the GDR without bearing the foreign exchange risk and mobility risk. In other words, the interest of original shares has been taken of.

(3)	In accordance with Article 267 of the Company Law, 10% of the new issuance will be set aside for purchase by the Company’s employees.

The remaining 90% will be publicly offered entirely in the form of global depository receipts as the original shareholders forfeit their rights of subscription according to Article 28-1 of the Securities and Exchange Law. For shares not subscribed by employees, the Board of Directors may contact specific parties for purchase or include them in the issuance of global depository receipts, depending on market needs.

(4)	The Board of Directors is authorized to determine the important particulars of this issuance of stock for cash, including issuance price, shares issued, issuing terms, source of funds, expected net proceeds, planned schedule, and expected benefits, and the global depository receipts issuance plan.

(5)	The Board of Directors is authorized to handle matters related to issuance of new shares after the issuance of stock for cash has been approved by the authorities concerned.

(6)	The Board of Directors is fully authorized to make changes to the issuing time, issuing terms, share issuance, issuance amount and other items in connection with this issuance of stock for cash and issuance of global depository receipts necessitated by the order of the authorities concerned, reevaluation of the operational plan, or the objective environment.

(7)	The Chairperson and his/her appointed representative are authorized to sign all documents in connection with this issuance of stock for cash and issuance of global depository receipts on behalf of the Company, and handle all related matters.

	(8)	The Board of Directors is fully authorized to handle matters not specified herein as provided by law.

2.	The principles of authorizing the Board of Directors to issue new shares for raising funds in the domestic market:

	(1)	New shares issued this time shall be limited to 500,000,000 shares.

	(2)	The new shares will have a par value of NT$10 per share. The actual issuance price will be jointly decided by the Chairperson and underwriters in line with then market status and self-discipline Rules of issuance securities assisted by Member Underwrites issued by Chinses security Association. The new shares will be offered after the plan has been approved by the authorities concerned.

	(3)	This issuance of stock for cash of new shares will be carried out by book building. In accordance with Article 267 of the Company Law, 10% - 15% of the new issuance will be set aside for purchase by company employees. The remaining will be publicly offered entirely via book building as the original shareholders forfeit their rights of subscription according to Article 28-1 of the Securities and Exchange Law. For shares not subscribed by employees, the Board of Directors may contact specific parties for purchase.

	(4)	The Board of Directors is authorized to determine the important particulars in this issuance of stock for cash, including issuance price, shares issued, issuing terms, source of funds, expected net proceeds, planned schedule, and expected benefits. The Board of Directors is also fully authorized to make changes to the issuing plan in connection with this issuance of stock for cash necessitated by the order of the authorities concerned, reevaluation of the operational plan, or the objective environment.

	(5)	The Board of Directors is authorized to separately set the determination date after this issuance of stock for cash plan has been approved by the authorities concerned.

	(6)	The Board of Directors is fully authorized to make changes to the method of issuance as described in the preceding Subparagraph (3) necessitated by regulatory change or the objective environment.

		(7)	The Board of Directors is fully authorized to handle matters not specified herein as provided by law.

	3.	The principles of authorizing the Board of Directors to issue domestic/foreign convertible corporate bonds:

		(1)	Shares for conversion: They shall be limited to shares reserved for conversion of corporate bonds at the time of issuance.

		(2)	Time of issuance: It depends on funding needs of the Company and market status.

		(3)	Coupon rate: In reference to market rate at the time of issuance and being reasonable.

		(4)	Term of maturity: Depending on funding needs of the Company.

		(5)	Issuance conditions: As advised by the underwriters and in compliance with relevant laws and regulations.

		(6)	The Board of Directors is authorized to determine the issuing rules, expected net proceeds, planned schedule, and expected benefits in connection with the issuance of convertible bonds.

		(7)	The Chairperson and his/her appointed representative are authorized to sign all documents in connection with this issuance of convertible bonds on behalf of the Company, and handle all related matters.

		(8)	The Board of Directors is fully authorized by handle matters not specified herein as provided by law.

Resolution:

Item 4 (Proposed by the Board of Directors)

Proposal :	Please discuss the proposal to authorize the Board of Directors to raise funds through private placement when the Company conducts the aforesaid issuance of common stock for cash to participate in issuance of global depository receipts, domestic issuance of common stock for cash, or issuance of domestic/foreign convertible corporate bonds in consideration of the actual market condition and assurance of feasibility and urgency in completing the fund raising to meet pressing funding needs.

Explanation:	1.	In processing the issuance of common shares for participation in the issuance of GDR issued overseas for capital increase in cash or capital increase in cash at home or issuance of domestic or foreign convertible corporate bond, the Company may, for consideration of market condition and assurance of feasibility and urgency to raise the needed fund, request the Shareholder’s Meeting to authorize the Board of Directors to raise the fund by private placement as specified under Article 43-6 of the Securities Trading Act, which exempts the issuer from restrictions imposed under Articles 28-1 and 139, Item 2 of the Securities Trading Act and Article 267, Items 1 to 3, of the Company Law.

2.	Basis for price setting and rationale

	(1)	Issuance of common shares from capital increase in cash for participation in the issuance of GDR by private placement or capital increase in cash by private placement

(1)

The base price for private placement price is based on the closing price for the Company’s GDR on the date the price is set/the closing price of the Company’s common share or the prior business day or a period o time earlier (not to exceed 30 business days) of the Company’s GDR/the average closing price for the Company’s common shares. Where the price is not lowered than the scope of 80% of the base price, the Shareholder’s Meeting will be requested to authorize the Board of Directors to decide for the private placement price in accordance with the market condition then prevailing.

		(2)	The private placement price is not lowered than the scope of 80% of the base price stems from the consideration that the Securities Trading Act has imposed restrictions on transfer securities by private placement. Moreover, after consultation with the Self-discipline Rules Governing Fund-raising and Issuance of Securities Assisted by Member Underwrites issued by Chinese Securities Association, hereinafter the Self-discipline Rules, which stipulates that the issuance price shall not be lowered than the closing prices for the common share on the first, third and fifth business day prior to the price-setting date and calculate the closing price for common share at the simple arithmetic average minus 70% of average stock price after ex-rights of the non-remunerative appropriated share closing price for the common share, it seems that the price set is fairly reasonable.

	(2)	Domestic and foreign convertible corporate bond by private placement

		(1)	The private placement price for convertible corporate bond by private placement should not lower than the computed theoretic price minus 90% of the mobile discount. The Shareholder’s Meeting is therefore requested to authorize the Board of Directors to set the price according to the prevalent market condition provided that the price is not below the par value. The various conditions for the theoretic price and convertible corporate bond by private placement mentioned above shall be calculated and set in accordance with Article 20 of the Self-discipline Rules. As to adjustment of the mobile discount, apart from the provisions set forth in the Self-discipline Rules, consideration must be given to the three-year no- transfer restriction imposed on securities by private placement. That is to say the adjustment should be based on the compound interest for a 3-year fixed- term deposit.

		(2)	The private placement price for convertible corporate bond by private placement should not lower than the computed theoretic price minus 90% of the mobile discount and it should not be below the par value. Since the Securities Trading Act has imposed a strict 3-year restriction on transfer of securities by private placement, the rule has affected the mobility of the secondary bond market. Consequently, apart from the requirements for pricing and compliance with the theoretic price price-calculation method for convertible corporate bond issued openly that the competent regulatory agency has set, adjustment should also be based on the compound interest for a 3-year fixed-term deposit. The price-setting manner is mandatory and reasonable.

	3.	Selection method for specific individual

Article 43-6 of the Securities Trading Act shall apply.

	4.	The necessary reason for conducting private placement
In consideration of current capital market condition and the effectiveness and feasibility of raising fund as well as effective lowering capital cost and ensuring efficiency of capital raising, the management decides to apply to private placement for fund raising in accordance with the Company Law and Securities Trading Act and related laws and regulations.

	5.	If it has become necessary that the private placement requires implementation in phases due to actual needs, the Shareholder’s Meeting is requested to authorize the Board of Directors to act in phases in accordance with the description as mentioned above within a year from the date the Board passed the resolution for private placement.

	6.	Three years after delivery of the securities by private placement, the Company may, in accordance with related laws and regulations, file the supplementary open issuance formalities for the said securities, including the common shares after conversion, and may further approach the competent regulatory agency for listing the said securities in the stock exchange or trading over the counter.

	7.	Any matters that are not mentioned herein with regard to the private placement this time, on the premises that they are not in violation of the law, should there be changes in law, opinion from the competent regulatory agency, or based on changes of market condition, impact brought upon by objective environment that dictates change or revision, the Shareholder’s Meeting is requested to authorize the Board of Directors to act at its discretion.

Resolution:

Item 5 (Proposed the Board of Directors)

Proposal:	Revision of restriction on investment in Mainland China

Explanation:	1.	On July 11, 2000, resolution by the Shareholder’s Meeting authorized the Board of Directors to handle investment in Mainland China provided that the amount involved is within the scope of 20% of the Company’s paid-in capital or net value, whichever is higher.

	2.	In coordination with the Company’s operation and business needs, the management plans to revise the above-mentioned restrictions to the extent that the accumulated amount does not exceed the investment amount or ratio as set forth in government-announced Guidelines for Examination of Investment or Technical Cooperation on Mainland China where the amount of investment is limited to 40% of the net value that is $5 billion; 30% of the net value that is between $5 billion and $10 billion; 20% of the net value that is over $10 billion. Therefore, the Board of Directors is authorized to handle the company’s investment and technical cooperation in accordance with the government guidelines mentioned above.

Resolution:

Elections

Proposal:	Election of replacement for director

Explanation:	Director Liu Hsiao-ming, representing A.S.E. Enterprises Limited, tendered in his letter of resignation on personal reason to take effect as of March 31, 2005. Meanwhile A.S.E. Enterprises Limited has notified the Company in writing that as of March 31, 2005 when the said resignation takes effect, the company will not assign its representative to make up the remaining term of office of the directorship. Therefore, the said company recommend a replacement director be elected in the 2005 Shareholder’s Meeting to fill up the remaining term of office until June 18, 2006.

Election
Results:

Other Proposals and extempore motions

Meeting Ended

■ Attachment 1

Business Report

Business Report for 2004

     In the journey of ASE Group development, 2004 is particularly a meaningful year for us. It marked the 20th anniversary. Besides, it was a year in which we began to be ahead of all of our competitors, becoming the world largest professional IC packaging and testing firm with an absolute leading position in the industry. The combined revenues for the Group in 2004 reached a new record high NT$81.7 billion, or an increase of 43% compared to 2003 while the after-tax net profit showed 160% increase to stand at NT$4.2 billion, compared to NT$2.7 billion in 2003. We may therefore say that 2004 was the best year in growth for revenue and profit ever since the company was organized.

     Apart from the growth in revenue and profit, ASE Inc. continued to expand externally and intergrate internally. On the one hand, we have raised the synergy of the overall operation, for we had completed the merge of subsidiaries ASE (Chung Li) Inc. and ASE Material Inc. in 2004, thereby strengthening the Company’s one-shop service to elevate operating performance by simplifying internal organizational architecture within the group. On the other hand, while internal integration was in progress, we did not slow down our expansion pace, as we continued to make investment in high-end packaging, testing and material. Meanwhile, we also acquired NEC’s Yamagata Ltd., an IC packaging and testing plant in Yamagata Prefecture, Japan. The acquisition indicates the trend in Japan that Japanese semiconductor makers have now formally begun outsourcing service. To ASE Inc., the Yamagata plant is a strategic tactical platform in Japan area, as it provides the business opportunities that enables us to use the Yamagata facilities to seek outsourcing orders from Japanese semiconductor makers.

Operation Guidelines for 2005

     Statistics have shown that investment in back-end productivity by IDM intergrated denice manufacturers clients has dropped massively. As such, growth of foundry business for the back-end IC packaging and testing in future will naturally surpass the growth of global semiconductor industry, let alone the advantage it has over foundries for wafers. At the time when forecast for future economic condition is uncertain, it is estimated IDM will sell the back-end packaging and testing plants or equipments accompanied with the orders. It indicates that the trend for outsourcing by IDM is quite clear and correct. Under the outsourcing trend, ASE Inc. is bound to be favored with more and more orders from IDM on the strength of its advantageous large-scale packaging facilities for foundry business.

     Since growth in the semiconductor market has tended to be slow, growth of ASE Inc. in 2005 will be far less than the close to 50% growth seen in 2004. Nonetheless, there will be growth in 2005 compared to 2004. As to investment, despite continued expansion and investment will be made in 2005, it is estimated that capital outlay for 2005 will be sliced to more than half of the amount the Company spent in 2004. This is so on the ground that growth in the semiconductor industry in 2005 will be rather slow compared to the year before and the need to fully and effectively implement use of existing productivity. In the circumstances when the current productivity has been utilized to reach some 80%, the most important operation goal of the management for 2005 is to elevate productivity use ratio and raise the overall profitability, thereby improve the financial structure.

     The Group is devoted to continuing effective use of cost and competitiveness to establish competitive edge in the marketplace. From time to time, our strategy calls for taking the initiative to strike first. We will lay emphasis on R&D and investment and better service quality to earn more orders from more heavyweight customers. As such, the strategic focus for the Group in 2005 will be optimization of fundamental structure, including effective use and integration of the group’s resources, improvement of cost structure and enhancement of R&D benefit.

Implement resources integration and develop synergy

     Through (1) Overall distribution and management of resources, technology and resources are interactively used supported; (2) to provide customers even more comprehensive on-stop service so as to satisfy more demands from customers; (3) concentration of niche to enable each operation outlet to develop its strength, produce and develop the most advantageous product to elevate use efficiency of resources and, through instant command and dispatch, provide swift and efficient response to market demand.

Improvement cost structure and create even higher reward

     To enhance use ratio of productivity and equipment and raise its efficiency so as to increase the return on investment; to develop technological advantage, to develop the optimal manufacturing process design with the most economic benefit; to set up simplified and optimized manufacturing process and upgrade the steadiness of the manufacturing process; to implement interactive use of resources so as to raise resources value for strongthing the Company’s cost competitiveness.

Strengthen R&D benefit and elevate physical profit

To develop R&D technological edge higher economic value products, flow process and materials to provide more cost efficient and diversified manufacturing process solutions to meet customer’s requirements for addition value, better products, reasonable price and better quality to continue developing production technology for green products, seek the minimum production turnover cost and expedite product turnover speed in order to elevate market opportunity.

Report on “Impairment of Assets” for 2004

     On December 31, 2004, the Company adopted ROC SFAS No. 35. The adoption of ROC SFAS No. 35 resulted in the decrease in the balance of long-term investment by NT$493,380 thousand and increase other investment loss of NT$493,380 thousand. Further, the subsidiaries also adopted ROC SFAS No.35 on December 31, 2004. The Subsidiaries recorded net investment loss of NT$1,968,717 thousand in 2004 under the equity-method. As result, as of December 31, 2004, the Company recorded the decrease in the balance of long-term investment by NT$1,549,743 thousand and the increase of investment loss under the equity method by the same amount.

     We thank our shareholders for their long-standing support and we are confident that ASE Group will continue to grow in 2005. At the same time, the Company’s substance will be further strengthened. The Management shall seek the production and R&D strategy that will offer the maximum value, develop and create the maximum return on investment to feed back shareholders and employees of ASE Group that have accorded with us their longstanding support. That will be the mission of operation for the Group in future.

Jason C. S. Chang	Richard H. P. Chang
Chairman	Deputy Chairman

■Attachment 2

Supervisors' Report

2005 Annual Shareholders’ Meeting

     We have examined the Company's 2004 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Tseng, Kung-Min and Chiang, Chia-Ling, of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of the Company Law for your review.

Advanced Semiconductor Engineering, Inc.

Supervisors: Feng, Mei-Jean

John Ho

Raymond Lo

Alan Cheng

Tseng, Yuan-Yi

April 25, 2005

■Attachment 3

Advanced Semiconductor Engineering, Inc.

Financial Statements for the
Years Ended December 31, 2004 and 2003 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statement, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 “Impairment of Assets” on December 31, 2004.

Deloitte & Touche
Taipei, Taiwan
Republic of China

February 1, 2005
Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Also, as stated in Note 2 to the financial statements, the additional footnote disclosures that are not required under generally accepted accounting principles were not translated into English.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. BALANCE SHEETS DECEMBER 31, 2004 AND 2003 (In Thousands of New Taiwan Dollars, Except Par Value)

	2004		2003			2004		2003

ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%
CURRENT ASSETS					CURRENT LIABILITIES
Cash (Note 5)	$2,967,634	3	$4,839,182	6	Short-term borrowings (Note 12)	$187,656	-	$682,166	1
Short-term investments (Notes 2 and 6)	4,350	-	154,229	-	Commercial papers payable (Notes 12 and 23)	-	-	49,987	-
Notes receivable	87,432	-	102,717	-	Notes payable	-	-	1,170	-
Accounts receivable (Note 7)	6,932,478	7	7,172,909	9	Accounts payable	4,985,035	5	3,128,963	4
Accounts receivable - related parties (Note 23)	404,688	-	235,530	-	Accounts payable - related parties (Note 23)	824,505	1	1,446,569	2
Other receivable (Note 7)	695,427	1	31,650	-	Income tax payable (Note 21)	49,174	-	41,368	-
Inventories (Notes 2, 3 and 8)	6,865,968	7	2,649,513	4	Accrued expenses (Note 17)	1,979,493	2	678,584	1
Deferred income tax assets (Notes 2 and 21)	1,190,938	1	481,632	1	Payable for properties	3,554,131	4	1,362,793	2
					Current portion of long-term loans (Notes 15 and 24)	188,230	-	2,474,185	3
Prepayments and other (Note 23)	415,589	-	56,994	-	Current portion of obligations capital leases (Notes 2 and 16)	1,117,799	1	366,849	-
					Other	107,190	-	54,974	-
Total current assets	19,564,504	19	15,724,356	20
					Total current liabilities	12,993,213	13	10,287,608	13

LONG-TERM INVESTMENTS
Long-term investments under the equity method (Notes 2, 3 and 9)	27,121,171	27	35,166,806	46
Long-term investments under the cost method (Note 2)	50,000	-	-	-	LONG-TERM LIABILITIES
Prepaid for long-term investments (Note 9)	-	-	12,000	-	Long-term bonds payable (Notes 2 and 14)	9,440,582	10	6,861,232	9
Other long-term investments	50,000	-	50,000	-	Long-term loans (Notes 15 and 24)	24,436,974	24	13,848,903	18
Other financial assets – non-current	-	-	3,140	-	Obligations under capital leases (Notes 2 and 16)	1,135,015	1	5,787	-

Total long-term investments	27,221,171	27	35,231,946	46	Total long-term liabilities	35,012,571	35	20,715,922	27

PROPERTIES (Notes 2, 10, 23, 24 and 25)					OTHER LIABILITIES
Land	1,558,201	2	61,984	-	Accrued pension cost (Notes 2 and 17)	589,552	1	398,459	1
Buildings and improvements	14,305,267	14	7,809,214	10	Unrealized intercompany profit (Note 2)	3,828	-	3,950	-
Machinery and equipment	48,313,662	48	29,001,866	38	Deferred credits of long-term investments (Notes 2 and 9)	30,147	-	55,583	-
Transportation equipment	64,959	-	48,102	-	Other financial liabilities (Note 26)	319,181	-	-	-

Furniture and fixtures	922,873	1	347,285	1
Leased assets	3,075,162	3	246,714	-	Total other liabilities	942,708	1	457,992	1

Total cost	68,240,124	68	37,515,165	49
Less: accumulated depreciation	31,687,330	32	17,429,780	23	Total liabilities	48,948,492	49	31,461,522	41

	36,552,794	36	20,085,385	26
Construction in progress	2,157,508	2	796,502	1	SHAREHOLDERS’ EQUITY (Notes 2, 18 and 26)
Machinery in transit and prepayments	8,487,020	9	1,984,941	3	Capital stock - $10 par values

					Authorized - 5,150,000 thousand shares in 2004 and 2003
Net properties	47,197,322	47	22,866,828	30	Issued - 4,100,000 thousand shares in 2004 and 3,580,280 thousand shares in 2003	41,000,000	41	35,802,800	47

					Capital received in advance	42,759	-	-	-

GOODWILL (Notes 1, 2 and 4)	1,541,703	2	-	-	Capital surplus

					Capital in excess of par value	3,168,119	3	14,777	-
OTHER ASSETS					Treasury stock transaction	220,735	-	220,735	-
Rental properties (Notes 2 and 11)	218,083	-	71,535	-	Long-term investment	3,583,802	4	3,811,262	5

Guarantee deposits (Note 24)	321,498	-	287,157	1	Total capital surplus	6,972,656	7	4,046,774	5

Deferred charge (Notes 2 and 25)	1,831,233	2	1,012,603	1	Retained earnings	5,576,332	6	3,808,436	5

Deferred income tax assets (Notes 2 and 21)	2,359,993	3	1,384,955	2	Unrealized loss on long-term investment in shares of stock	(70,614)	-	(68,833)	-
Other	4,744	-	4,744	-	Cumulative translation adjustments	640,379	-	1,559,599	2

					Unrecognized pension cost	(4,710)	-	(16,137)	-
Total other assets	4,735,551	5	2,760,994	4	Other	(36,607)	-	-	-

					Total other equity adjustments	528,448	-	1,474,629	2

					Treasury stock - 167,949 thousand shares in 2004 and 366 thousand shares in 2003	(2,808,436)	(3)	(10,037)	-

					Total shareholders’ equity	51,311,759	51	45,122,602	59

TOTAL	$100,260,251	100	$76,584,124	100	TOTAL	$100,260,251	100	$76,584,124	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 1, 2005)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2004 AND 2003 (In Thousands of New Taiwan Dollars, Except Share Data)

	2004		2003

	Amount	%	Amount	%
REVENUES (Notes 2 and 28)	$		$
	43,912,834	102	31,818,730	101

LESS: SALE ALLOWANCES AND RETURNS	706,867	2	330,939	1

NET REVENUES	43,205,967	100	31,487,791	100

COST OF REVENUES (Notes 20 and 23)	34,677,446	81	25,747,765	82

GROSS PROFIT	8,528,521	19	5,740,026	18

OPERATING EXPENSES (Notes 20 and 25)
Selling	953,973	2	697,095	2
General and administrative	1,383,182	3	854,867	3
Research and development	1,198,376	3	756,097	2

Total operating expenses	3,535,531	8	2,308,059	7

INCOME FROM OPERATIONS	4,992,990	11	3,431,967	11

NON-OPERATING INCOME
Interest (Note 26)	46,304	-	47,670	-
Foreign exchange gain, net (Notes 2 and 26)	47,766	-	-	-
Other (Note 11)	264,436	1	111,735	1

Total non-operating income	358,506	1	159,405	1

NON-OPERATING EXPENSES
Interest (Notes 2, 10 and 26)	568,082	1	650,447	2
Investment loss under the equity method (Notes 2, 3and 9)	549,628	1	473,436	1
Other investment loss (Notes 2 and 3)	493,380	1	-	-
Foreign exchange loss, net (Notes 2 and 26)	-	-	197,415	1
Other	186,263	1	176,442	1

Total non-operating expenses	1,797,353	4	1,497,740	5

INCOME BEFORE INCOME TAX AND
CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE	3,554,143	8	2,093,632	7
INCOME TAX BENEFIT (Notes 2 and 21)	682,391	2	649,164	2

(Continued)

	2004		2003

	Amount	%	Amount	%
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING PRINCIPLE	$4,236,534	10	$2,742,796	9

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE (Note 3)	(26,844)	-	-	-

NET INCOME	$4,209,690	10	$2,742,796	9

	2004		2003

	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (EPS, Note 22)
Basic
Income before cumulative effect of change in accounting
principle	$0.92	$1.10	$0.56	$0.74
Cumulative effect of change in accounting principle	(0.01)	(0.01)	-	-

	$0.91	$1.09	$0.56	$0.74

Diluted
Income before cumulative effect of change in accounting
principle	$0.91	$1.07	$0.56	$0.73
Cumulative effect of change in accounting principle	(0.01)	(0.01)	-	-

	$0.90	$1.06	$0.56	$0.73

PRO FORMA INFORMATION

1.    Had the Company’s shares held by subsidiaries been accounted for as investment rather than treasury stock:

	2004	2003

Net income for purpose calculation of the basic EPS	$4,209,690	$2,963,531

Net Income for purpose calculation of the diluted EPS	$4,373,239	$2,963,531

Weighted average number of common shares (in thousands)	3,855,990	3,721,211
Add: Shares (in thousands) held by subsidiaries	70,625	80,249

Number of shares used (in thousands) for purpose of the basic EPS calculation	3,926,615	3,801,460
Add: Potential number shares issuable upon exercise of unvested options	62,303	34,347
Add: Issuable upon conversion of convertible bonds	191,810	-

Number of shares (in thousands) for purpose of the diluted EPS calculation	4,180,728	3,835,807

Earning Per Share
Basic
Income before cumulative effect of change in accounting principle	$1.08	$0.78
Cumulative effect of change in accounting principle	(0.01)	-

Net income	$1.07	$0.78

Diluted
Income before cumulative effect of change in accounting principle	1.05	0.77
Cumulative effect of change in accounting principle	(0.01)	-

Net income	1.04	0.77

(Continued)

2.	Had the change in accounting principle on pricing inventory been adopted retroactively (changed to the moving - average methods took effect on January 1, 2003):

	2004	2003

Net income for purpose calculation of the basic EPS	$4,236,534	$2,715,952

Net income for purpose calculation of the diluted EPS	$4,400,083	$2,715,952

Basic EPS	$1.10	$0.73

Diluted EPS	$1.07	$0.72

3.	Had the employee stock option compensation cost in 2004 been recognized by using fair value methods:

2004

Net income for purpose calculation of the basic EPS	$3,786,038

Net income for purpose calculation of the diluted EPS	$3,949,587

Basic EPS	$0.98

Diluted EPS	$0.96

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 1, 2005)

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY YEARS ENDED DECEMBER 31, 2004 AND 2003 (In Thousands of Taiwan Dollars)

			Capital Surplus				Retained Earnings
	Common Stock	Collected in Advance	Capital In Excess of Par Value	Treasury Stock Trans- action	Long -term Invest- ments	Total	Legal Reserve	Unappro- priated Earnings (Accumu- lated Losses)	Total	Un- realized Loss on Long-term Inves- tments	Cumu- lative Trans- lation Adjus- tments	Unrecog- nized Pension Cost	Other (Notes 2 and 26)	Treasury Stock	Total Share- holders’ Equity
BALANCE, JANUARY 1, 2003	$32,548,000	$-	$3,171,933	$-	$3,753,594	$6,925,527	$1,038,762	$134,802	$1,173,564	$(423,620)	$1,847,021	$-	$-	$(2,639,826)	$39,430,666
Appropriations of 2002 earnings
Legal reserve	-	-	-	-	-	-	12,903	(12,903)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(2,280)	(2,280)	-	-	-	-	-	(2,280)
Bonus to employees - cash	-	-	-	-	-	-	-	(8,000)	(8,000)	-	-	-	-	-	(8,000)
Stock dividends - 0.3%	97,644	-	-	-	-	-	-	(97,644)	(97,644)	-	-	-	-	-	-
Capital surplus transferred to common stock - 9.7%	3,157,156	-	(3,157,156)	-	-	(3,157,156)	-	-	-	-	-	-	-	-	-
Sale of the Company shares held by subsidiaries	-	-	-	220,735	-	220,735	-	-	-	354,787	-	-	-	2,629,789	3,205,311
Adjustment of equity in subsidiary due to change in percentage of ownership	-	-	-	-	57,668	57,668	-	-	-	-	-	-	-	-	57,668
Adjustment of equity in subsidiary due to unrecognized pension cost	-	-	-	-	-	-	-	-	-	-	-	(16,137)	-	-	(16,137)
Net income for 2003	-	-	-	-	-	-	-	2,742,796	2,742,796	-	-	-	-	-	2,742,796
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	(287,422)	-	-	-	(287,422)

BALANCE, DECEMBER 31, 2003	35,802,800	-	14,777	220,735	3,811,262	4,046,774	1,051,665	2,756,771	3,808,436	(68,833)	1,559,599	(16,137)	-	(10,037)	45,122,602
Appropriations of 2003 earnings
Legal reserve	-	-	-	-	-	-	274,279	(274,279)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(49,320)	(49,320)	-	-	-	-	-	(49,320)
Bonus to employees - cash	-	-	-	-	-	-	-	(18,428)	(18,428)	-	-	-	-	-	(18,428)
Bonus to employees - stock	154,272	-	-	-	-	-	-	(154,272)	(154,272)	-	-	-	-	-	-
Stock dividends - 5.7%	2,219,774	-	-	-	-	-	-	(2,219,774)	(2,219,774)	-	-	-	-	-	-
Capital received in advance from stock option exercised by employee	-	42,759	-	-	-	-	-	-	-	-	-	-	-	-	42,759
Transfer of ASE Inc. shares held by subsidiaries as treasury stock	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,798,399)	(2,798,399)
Valuation on derivative financial instruments - loss	-	-	-	-	-	-	-	-	-	-	-	-	(36,607)	-	(36,607)
Adjustment of equity in subsidiary due to change in percentage of ownership	-	-	-	-	15,332	15,332	-	-	-	-	-	-	-	-	15,332
Unrealized loss on long-term investments	-	-	-	-	-	-	-	-	-	(1,781)	-	-	-	-	(1,781)
Issuance of common stock through merger	2,823,154	-	3,153,342	-	-	3,153,342	-	-	-	-	-	-	-	-	5,976,496
Elimination of long-term investment balance on consolidation	-	-	-	-	(242,792)	(242,792)	-	-	-	-	-	-	-	-	(242,792)
Net income for 2004	-	-	-	-	-	-	-	4,209,690	4,209,690	-	-	-	-	-	4,209,690
Adjustment of equity in subsidiary due to unrecognized pension cost	-	-	-	-	-	-	-	-	-	-	-	11,427	-	-	11, 427
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	(919,220)	-	-	-	(919,220)

BALANCE, DECEMBER 31, 2004	$41,000,000	$42,759	$3,168,119	$220,735	$3,583,802	$6,972,656	$1,325,944	$4,250,388	$5,576,332	$(70,614)	$640,379	$(4,710)	$(36,607)	$(2,808,436)	$51,311,759

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 1, 2005)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2004 AND 2003 (In Thousands of New Taiwan Dollars)

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,209,690	$2,742,796
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	5,662,773	3,976,295
Amortization	513,686	299,101
Provision for doubtful accounts and sales allowance	64,670	146,218
Allowance for inventory valuation	45,300	213
Loss (gain) on disposal of properties, net	17,624	(2,096)
Investment loss under the equity method	549,628	473,436
Other investment loss	493,380	-
Accrued interest on foreign convertible bonds	255,172	67,105
Exchange gain on foreign convertible bonds payable and accrued interest	(425,822)	(23,873)
Deferred income taxes	(738,459)	(672,587)
Cash dividends received from long-term stock investments	57,814	17,155
Net loss on derivative financial instruments	308,138	126,021
Effect of exchange rate changes	179,163	84,147
Accrued pension liabilities	112,544	78,632
Other	34,699	(1,623)

	11,340,000	7,310,940
Changes in operating assets and liabilities
Notes receivable	15,285	4,626
Accounts receivable (included related parties)	3,660,117	(2,108,856)
Other receivable	(663,777)	(6,833)
Inventories	(2,968,148)	(1,015,599)
Prepayments and other	(180,569)	(32,867)
Notes and accounts payable	(968,582)	1,506,391
Income tax payable	7,806	21,160
Accrued expenses	493,691	(59,974)
Other current liabilities	15,610	(70,597)

Net cash provided by operating activities	10,751,433	5,548,391

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of properties	(11,993,527)	(7,509,147)
Increase in long-term investments	(3,033,792)	(1,135,330)
Decrease (increase) in short-term investments	155,469	(97,337)
Cash received from return of capital on long-term investment	405,000	-
Proceeds from sales of properties	67,602	239,125
Increase in other assets	(592,829)	(453,351)
Increase in guarantee deposits	(26,557)	(181,177)

Net cash used in investing activities	(15,018,634)	(9,137,217)

     (Continued)

	2004	2003

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	$990,267	$5,409,723
Proceeds from commercial papers (repayments on commercial paper)	(129,987)	49,987
Proceeds from long-term loans	8,956,046	17,477,727
Repayments of long-term loans	(10,098,119)	(26,156,319)
Issuance of bonds payable	2,733,112	-
Issuance of foreign convertible bonds payable	-	6,684,882
Compensation to directors and supervisors and bonus to employees	(67,748)	(10,280)
Decrease in capital lease obligations	(156,679)	(382,084)
Capital received in advance	42,759	-

Net cash provided by financing activities	2,269,651	3,073,636

EFFECT OF EXCHANGE RATE CHANGES	(179,163)	(84,147)

NET DECREASE IN CASH	(2,176,713)	(599,337)

CASH RECEIVED FROM THE MERGER OF SUBSIDIARIES	305,165	1,596,717

CASH, BEGINNING OF YEAR	4,839,182	3,841,802

CASH, END OF YEAR	$2,967,634	$4,839,182

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$655,896	$727,835
Less capitalized interest	140,757	96,795

Interest paid, excluding capitalized interest	$515,139	$631,040

Income tax paid	$48,262	$2,263

Cash paid for acquisition of properties
Acquisition of properties	$12,896,369	$6,150,205
Decrease (increase) in payable for properties	(902,842)	1,358,942

	$11,993,527	$7,509,147

Cash received from sales of properties
Sales of properties	$111,716	$265,923
Increase in receivable - related parties	(44,114)	(26,798)

	$67,602	$239,125

Cash received through the issuance of bonds payable
Net proceeds	$2,750,000	$6,818,000
Issuance expense	(16,888)	(119,315)
Increase in accrued expenses	-	(13,803)

	$2,733,112	$6,684,882

NON-CASH FLOWS FROM INVESTING AND FINANCING ACTIVITIES
Current portion of long-term loans	$188,230	$2,474,185
Current portion capital leases obligation	1,117,799	366,849
Short-term loan transferred to long-term loan	4,010,781	4,727,557
Reversal of treasury stock due to sale of the Company’s shares which are
held by subsidiaries	-	1,405,632
Reclassification of the Company’s shares which are held by subsidiaries
from long-term investment to treasury stock	2,798,399	-
Unrealized holding loss on hedges of a net investment in a foreign operation
and cash flow hedges	36,607	-

(Continued)

The Company merged with ASE Investment Inc. and ASE Capital Inc., effective July 1, 2003. As of the merger date, the related financial information was as follows:

	ASE Investment Inc.	ASE Capital Inc.	Total

Cash	$1,362,907	$233,810	$1,596,717
Other current assets	9	181	190
Deferred income tax assets - non-current	37	171	208
Accounts payable	(20,176)	(3,023)	(23,199)
Income tax payable	(20,208)	-	(20,208)
Other current liabilities	(5,737)	(170)	(5,907)

Net assets received on the merger of subsidiaries	$1,316,832	$230,969	$1,547,801

The Company merged with ASE (Chung Li) Inc. and ASE Material Inc., effective August 1, 2004. As of the merger date, the related financial information was as follows (see Note 4 to financial statements):

	ASE Material Inc	ASE (Chung Li) Inc.	Total

Cash	$91,502	$213,663	$305,165
Inventories	753,222	761,497	1,514,719
Deferred income tax assets - current	293,168	38,020	331,188
Other current assets	1,398,664	2,153,467	3,552,131
Long-term investment	-	1,000,266	1,000,266
Properties	7,215,434	10,175,708	17,391,142
Deferred income tax assets - noncurrent	339,997	274,700	614,697
Other assets	201,916	483,492	685,408

	10,293,903	15,100,813	25,394,716
Accounts payable	(1,244,018)	(957,402)	(2,201,420)
Current liabilities	(5,031,795)	(3,060,062)	(8,091,857)
Long-term liabilities	(1,532,996)	(2,577,025)	(4,110,021)
Other liabilities	(48,653)	-	(48,653)

Net assets received from the merger of subsidiaries	2,436,441	8,506,324	10,942,765
Goodwill	493,588	1,115,145	1,608,733
Write-off of long-term investment in subsidiaries	(1,352,185)	(5,465,609)	(6,817,794)
Elimination of long-term investment balance on consolidation	-	242,792	242,792
Issuance of common stock through merger	(532,262)	(2,290,892)	(2,823,154)

Capital surplus - excess of par value	$1,045,582	$2,107,760	$3,153,342

The accompanying notes are an integral part of the financial statements. (With Deloitte & Touche audit report dated February 1, 2005)

(Concluded)

Advanced Semiconductor Engineering,
Inc. and its Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2002, 2003 and 2004
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 1, 2005

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc., a corporation incorporated under the laws of the Republic of China, and its consolidated subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004, which are required to be prepared in accordance with accounting principles generally accepted in the Republic of China and expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China and the Standards of the Public Company Accounting Oversight Board (United States). These rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. (The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.) Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the consolidated financial statements, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 “Impairment of Assets” on December 31, 2004.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of the readers.

Deloitte & Touche
Taipei, Taiwan
Republic of China

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts In Thousands, Except Par Value)

	December 31				December 31

	2003	2004			2003	2004

ASSETS	NT$	NT$	US$	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	8,562,425	5,975,103	188,252	Short-term borrowings (Note 11)	5,048,230	3,733,433	117,625
Short-term investments (Notes 2, 5 and 24)	3,017,779	3,194,183	100,636	Commercial papers and bank acceptances payable (Notes 11 and
Notes receivable	111,596	89,612	2,823	12)	1,075,965	908,816	28,633
Accounts receivable-net (Notes 2, 6 and 23)	12,798,135	13,586,635	428,060	Notes payable	4,612	20,538	647
Other receivables (Note 6)	206,475	967,616	30,486	Accounts payable (Note 23)	6,484,377	7,879,412	248,249
Inventories (Notes 2, 3 and 7)	4,691,771	9,437,257	297,330	Payable for properties	4,392,340	6,500,851	204,816
Deferred income tax assets (Notes 2 and 21)	1,224,501	1,375,450	43,335	Income tax payable (Note 21)	217,846	287,709	9,065
Pledged time deposit (Note 24)	167,426	125,599	3,957	Current portion of long-term bank loans (Notes 14 and 24)	5,491,389	2,011,673	63,380
Prepayments and other	677,794	1,143,417	36,024	Current portion of obligations under capital leases (Notes 2 and
				16)	164,612	198,831	6,264
Total current assets	31,457,902	35,894,872	1,130,903	Current portion of long-term payable for investments (Note 15)	2,309,960	-	-
				Accrued expenses (Note 17)	1,839,276	3,163,155	99,658
				Other	324,244	499,454	15,736
LONG-TERM INVESTMENTS (Notes 2, 3 and 8)
Long-term stock investments-equity method	4,521,113	3,534,289	111,351	Total current liabilities	27,352,851	25,203,872	794,073
Long-term stock investments- cost method	1,756,542	1,323,074	41,685
Prepaid for long-term investments	12,000	-	-	LONG-TERM LIABILITIES
Other long-term investments	50,000	50,000	1,575	Long-term bonds payable (Notes 2 and 13)	6,861,232	9,440,582	297,435
Other financial assets - non-current	3,140	-	-	Long-term bank loans (Notes 14 and 24)	23,873,312	36,891,546	1,162,304
				Obligations under capital leases (Notes 2 and 16)	105,517	197,513	6,223
Total long-term investments	6,342,795	4,907,363	154,611
				Total long-term liabilities	30,840,061	46,529,641	1,465,962
PROPERTIES (Notes 2, 9, 16, 23, 24 and 25)
Cost				OTHER LIABILITIES
Land	3,794,571	2,388,264	75,244	Accrued pension cost (Notes 2 and 17)	896,480	2,120,686	66,814
Buildings and improvements	18,391,271	21,023,396	662,363	Deferred income tax liabilities (Notes 2 and 21)	34,674	32,424	1,022
Machinery and equipment	81,840,769	95,462,106	3,007,628	Other (Notes 8 and 26)	-	347,668	10,953
Transportation equipment	107,400	122,160	3,849
Furniture and fixtures	1,781,292	2,479,940	78,133	Total other liabilities	931,154	2,500,778	78,789
Leased assets and leasehold improvements	1,026,848	1,095,910	34,528
Long-term land leasehold rights	60,808	60,808	1,915	Total liabilities	59,124,066	74,234,291	2,338,824

Total cost	107,002,959	122,632,584	3,863,660
Accumulated depreciation	(48,281,935)	(59,126,412)	(1,862,836)	COMMITMENTS AND CONTINGENCIES (Note 25)

	58,721,024	63,506,172	2,000,824	MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	10,077,575	8,404,826	264,802
Construction in progress	2,425,310	4,318,509	136,059
Machinery in transit and prepayments	6,193,613	14,562,234	458,798	SHAREHOLDERS’ EQUITY (Notes 2 and 18)
				Capital stock - NT$10 par value
				Authorized - 5,150,000 thousand shares in 2003 and 2004
Net properties	67,339,947	82,386,915	2,595,681	Issued - 3,580,280 thousand shares in 2003 and 4,100,000
				thousand shares in 2004	35,802,800	41,000,000	1,291,745

GOODWILL (Notes 2, 3 and 10)	4,596,234	3,336,376	105,116	Capital received in advance	-	42,759	1,347

OTHER ASSETS				Capital surplus
Guarantee deposits (Note 24)	359,908	383,131	12,071	Capital in excess of par value	14,777	3,168,119	99,815
Deferred charges (Notes 2 and 25)	1,519,268	2,257,876	71,136	Treasury stock transaction	220,735	220,735	6,954
Deferred income tax assets (Notes 2 and 21)	2,230,229	3,838,132	120,925	Long-term investment	3,811,262	3,583,802	112,911
Other	477,960	946,211	29,811
				Total capital surplus	4,046,774	6,972,656	219,680
Total other assets	4,587,365	7,425,350	233,943
				Retained earnings	3,808,436	5,576,332	175,687

				Other equity adjustments
				Unrealized loss on long-term investments in shares of
				stock	(68,833)	(70,614)	(2,225)
				Cumulative translation adjustments	1,559,599	640,379	20,176
				Unrecognized pension cost	(16,137)	(4,710)	(148)
				Other	-	(36,607)	(1,153)

				Total other equity adjustments	1,474,629	528,448	16,650

				Treasury stock - 366 thousand shares in 2003 and 167,949
				thousand shares in 2004	(10,037)	(2,808,436)	(88,481)

				Total shareholders’ equity	45,122,602	51,311,759	1,616,628

TOTAL	114,324,243	133,950,876	4,220,254	TOTAL	114,324,243	133,950,876	4,220,254

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts In Thousands, Except Share Data)

	Year Ended December 31

	2002	2003	2004

	NT$	NT$	NT$	US$

NET REVENUES (Notes 2 and 28)
Packaging	35,515,397	45,026,868	64,736,754	2,039,595
Testing	10,060,635	12,142,396	16,473,924	519,027
Other	10,806	142,506	501,966	15,815

Total revenues	45,586,838	57,311,770	81,712,644	2,574,437

COST OF REVENUES (Note 20)
Packaging	29,260,015	37,042,539	52,921,805	1,667,354
Testing	9,219,424	9,287,142	12,141,233	382,522
Other	12,831	136,772	384,101	12,101

Total cost of revenues	38,492,270	46,466,453	65,447,139	2,061,977

GROSS PROFIT	7,094,568	10,845,317	16,265,505	512,460

OPERATING EXPENSES (Notes 2, 10, 20 and 25)
Selling	909,440	1,204,912	1,041,232	32,805
General and administrative	3,595,829	4,015,850	5,088,647	160,323
Research and development	2,048,973	2,354,034	2,584,470	81,426

Total operating expenses	6,554,242	7,574,796	8,714,349	274,554

INCOME FROM OPERATIONS	540,326	3,270,521	7,551,156	237,906

NON-OPERATING INCOME
Interest (Note 26)	392,593	114,627	79,678	2,510
Gain on sale of investment	101,314	618,857	57,140	1,800
Other	481,526	336,546	339,042	10,682

Total non-operating income	975,433	1,070,030	475,860	14,992

NON-OPERATING EXPENSES
Interest (Notes 2 and 9)	1,971,227	1,419,352	978,405	30,825
Investment loss under equity method (Notes 2 and 8)	410,348	240,656	394,995	12,445
Foreign exchange loss, net (Notes 2 and 26)	397,874	386,844	146,207	4,606
Realized loss on long-term investments (Note 18)	-	354,787	-	-
Impairment of long-lived assets (Note 9)	1,225,555	-	-	-
Other investment loss (Notes 2, 3 and 8)	-	-	512,000	16,131
Impairment of goodwill (Notes 2, 3 and 10)	-	-	1,950,097	61,440
Other	220,460	451,182	513,496	16,178

Total non-operating expenses	4,225,464	2,852,821	4,495,200	141,625

INCOME (LOSS) BEFORE INCOME TAX	(2,709,705)	1,487,730	3,531,816	111,273
INCOME TAX BENEFIT (Notes 2 and 21)	1,140,324	1,278,148	1,396,326	43,993

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE	(1,569,381)	2,765,878	4,928,142	155,266
EXTRAORDINARY LOSS (NET OF TAX BENEFIT
NT$11,538 thousand in 2002)(Note 13)	(34,613)	(75,668)	-	-

(Continued)

	Year Ended December 31

	2002	2003	2004

	NT$	NT$	NT$	US$
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE (Note 3)	-	-	(26,844)	(846)
MINORITY INTEREST IN NET LOSS (INCOME) OF
SUBSIDIARIES	1,733,029	52,586	(691,608)	(21,790)

NET INCOME	129,035	2,742,796	4,209,690	132,630

EARNINGS PER SHARE (Note 22)
Basic EPS
Based on weighted average number of outstanding shares
after giving retroactive adjustment to 2003 and 2004
stock dividends
Before income tax
Income (loss) before extraordinary loss and
cumulative effect of change in accounting principle	(0.22)	0.48	0.85	0.03
Extraordinary loss	(0.01)	(0.02)	-	-
Cumulative effect of change in accounting principle	-	-	(0.01)	-

Net income (loss)	(0.23)	0.46	0.84	0.03

After income tax
Income before extraordinary loss and cumulative
effect of change in accounting principle	0.05	0.76	1.10	0.03
Extraordinary loss	(0.01)	(0.02)	-	-
Cumulative effect of change in accounting principle	-	-	(0.01)	-

Net income	0.04	0.74	1.09	0.03

Diluted EPS
Based on weighted average number of outstanding shares
after giving retroactive adjustment to 2003 and 2004
stock dividends
Before income tax
Income (loss) before extraordinary loss and
cumulative effect of change in accounting principle	(0.22)	0.47	0.85	0.03
Extraordinary loss	(0.01)	(0.02)	-	-
Cumulative effect of change in accounting principle	-	-	(0.01)	-

Net income (loss)	(0.23)	0.45	0.84	0.03

After income tax
Income before extraordinary loss and cumulative
effect of change in accounting principle	0.05	0.75	1.07	0.03
Extraordinary loss	(0.01)	(0.02)	-	-
Cumulative effect of change in accounting principle	-	-	(0.01)	-

Net income	0.04	0.73	1.06	0.03

EARNINGS PER EQUIVALENT ADS (Note 22)
Basic EPS
Based on weighted average number of outstanding shares
after giving retroactive effect for the 2003 and 2004 stock
dividends
Before income tax
Income (loss) before extraordinary loss and
cumulative effect of change in accounting principle	(1.10)	2.39	4.26	0.13
Extraordinary loss	(0.06)	(0.10)	-	-
Cumulative effect of change in accounting principle	-	-	(0.03)	(0.00)

Net income (loss)	(1.16)	2.29	4.23	0.13

After income tax
Income before extraordinary loss and cumulative
effect of change in accounting principle	0.23	3.79	5.49	0.17
Extraordinary loss	(0.05)	(0.10)	-	-
Cumulative effect of change in accounting principle	-	-	(0.03)	(0.00)

Net income	0.18	3.69	5.46	0.17

(Continued)

	Year Ended December 31

	2002	2003	2004

	NT$	NT$	NT$	US$
Diluted EPS
Based on weighted average number of outstanding shares
after giving retroactive effect for the 2003 and 2004 stock
dividends
Before income tax
Income (loss) before extraordinary loss and
cumulative effect of change in accounting principle	(1.10)	2.37	4.23	0.13
Extraordinary loss	(0.06)	(0.10)	-	-
Cumulative effect of change in accounting principle	-	-	(0.03)	(0.00)

Net income (loss)	(1.16)	2.27	4.20	0.13

After income tax
Income before extraordinary loss and cumulative
effect of change in accounting principle	0.23	3.75	5.34	0.17
Extraordinary loss	(0.05)	(0.10)	-	-
Cumulative effect of change in accounting principle	-	-	(0.03)	(0.00)

Net income	0.18	3.65	5.31	0.17

The accompanying notes are an integral part of the financial statements.

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts In Thousands)

			Capital Surplus					Retained Earnings

	Capital Stock	Capital Received in Advance	Capital in Excess of Par Value	Treasury Stock Transaction	Gain on Disposal of Properties	Long-term Investment	Total	Legal Reserve	Unappropriated Earnings (Accumulated Losses)	Total	Unrealized Loss on Long-term Investments in Shares of Stock	Cumulative Translation Adjustments	Unrecognized Pension Cost	Other	Treasury Stock	Total Shareholders’ Equity
New Taiwan Dollars
BALANCE, JANUARY 1, 2002	32,548,000	-	3,171,933	-	23,109	3,656,472	6,851,514	2,912,716	(1,897,062)	1,015,654	(442,246)	1,973,399	-	-	-	41,946,321
Transfer of ASE Inc. shares held by subsidiaries as
treasury stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,639,826)	(2,639,826)
Reversal of prior years’ gain on disposal of
properties	-	-	-	-	(23,109)	-	(23,109)	2,310	20,799	23,109	-	-	-	-	-	-
Legal reserve offsets against deficit	-	-	-	-	-	-	-	(1,876,264)	1,876,264	-	-	-	-	-	-	-
Reversal of unrealized loss on long-term
investments in share of stock	-	-	-	-	-	-	-	-	-	-	18,626	-	-	-	-	18,626
Adjustment of equity in subsidiary due to change
in percentage of ownership	-	-	-	-	-	104,474	104,474	-	(1,586)	(1,586)	-	-	-	-	-	102,888
Adjustment of equity in subsidiary due to reversal
of prior years’ gain on disposal of
properties	-	-	-	-	-	(7,352)	(7,352)	-	7,352	7,352	-	-	-	-	-	-
Consolidated net income in 2002	-	-	-	-	-	-	-	-	129,035	129,035	-	-	-	-	-	129,035
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	-	(126,378)	-	-	-	(126,378)

BALANCE, DECEMBER 31, 2002	32,548,000	-	3,171,933	-	-	3,753,594	6,925,527	1,038,762	134,802	1,173,564	(423,620)	1,847,021	-	-	(2,639,826)	39,430,666
Appropriations of 2002 earnings
Legal reserve	-	-	-	-	-	-	-	12,903	(12,903)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	-	(2,280)	(2,280)	-	-	-	-	-	(2,280)
Bonus to employees - cash	-	-	-	-	-	-	-	-	(8,000)	(8,000)	-	-	-	-	-	(8,000)
Stock dividends - 0.3%	97,644	-	-	-	-	-	-	-	(97,644)	(97,644)	-	-	-	-	-	-
Capital surplus transfer to common stock - 9.7%	3,157,156	-	(3,157,156)	-	-	-	(3,157,156)	-	-	-	-	-	-	-	-	-
Sales of ASE Inc. shares held by subsidiaries	-	-	-	220,735	-	-	220,735	-	-	-	354,787	-	-	-	2,629,789	3,205,311
Adjustment of equity in subsidiary due to change in percentage
of ownership	-	-	-	-	-	57,668	57,668	-	-	-	-	-	-	-	-	57,668
Adjustment of equity in subsidiary due to unrecognized
pension cost	-	-	-	-	-	-	-	-	-	-	-	-	(16,137)	-	-	(16,137)
Consolidated net income in 2003	-	-	-	-	-	-	-	-	2,742,796	2,742,796	-	-	-	-	-	2,742,796
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	-	(287,422)	-	-	-	(287,422)

BALANCE, DECEMBER 31, 2003	35,802,800	-	14,777	220,735	-	3,811,262	4,046,774	1,051,665	2,756,771	3,808,436	(68,833)	1,559,599	(16,137)	-	(10,037)	45,122,602
Appropriations of 2003 earnings
Legal reserve	-	-	-	-	-	-	-	274,279	(274,279)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	-	(49,320)	(49,320)	-	-	-	-	-	(49,320)
Bonus to employees - cash	-	-	-	-	-	-	-	-	(18,428)	(18,428)	-	-	-	-	-	(18,428)
Bonus to employees - stock	154,272	-	-	-	-	-	-	-	(154,272)	(154,272)	-	-	-	-	-	-
Stock dividends - 5.7%	2,219,774	-	-	-	-	-	-	-	(2,219,774)	(2,219,774)	-	-	-	-	-	-
Capital received in advance from stock option
exercised by employee	-	42,759	-	-	-	-	-	-	-	-	-	-	-	-	-	42,759
Transfer of ASE Inc. shares held by subsidiaries
as treasury stock	-	-	-		-	-	-	-	-	-		-	-	-	(2,798,399)	(2,798,399)
Evaluation on derivatives financial instruments -
loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(36,607)	-	(36,607)
Adjustment of equity in subsidiary due to change
in percentage of ownership	-	-	-	-	-	15,332	15,332	-	-	-	-	-	-	-	-	15,332
Unrealized loss on long-term investment	-	-	-	-	-	-	-	-	-	-	(1,781)	-	-	-	-	(1,781)
Issuance of common stock through merger	2,823,154	-	3,153,342	-	-	-	3,153,342	-	-	-	-	-	-	-	-	5,976,496
Elimination of long-term investment balance on
consolidation	-	-	-	-	-	(242,792)	(242,792)	-	-	-	-	-	-	-	-	(242,792)
Consolidated net income in 2004	-	-	-	-	-	-	-	-	4,209,690	4,209,690	-	-	-	-	-	4,209,690
Adjustment of equity in subsidiary due to
unrecognized pension cost	-	-	-	-	-	-	-	-	-	-	-	-	11,427	-	-	11,427
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	-	(919,220)	-	-	-	(919,220)

BALANCE, DECEMBER 31, 2004	41,000,000	42,759	3,168,119	220,735	-	3,583,802	6,972,656	1,325,944	4,250,388	5,576,332	(70,614)	640,379	(4,710)	(36,607)	(2,808,436)	51,311,759

(Continued)

			Capital Surplus					Retained Earnings

	Capital Stock	Capital Received in Advance	Capital in Excess of Par Value	Treasury Stock Transaction	Gain on Disposal of Properties	Long-term Investment	Total	Legal Reserve	Unappropriated Earnings (Accumulated Losses)	Total	Unrealized Loss on Long-term Investments in Shares of Stock	Cumulative Translation Adjustments	Unrecognized Pension Cost	Other	Treasury Stock	Total Shareholders’ Equity
U.S. Dollars
BALANCE, JANUARY 1, 2004	1,128,003	-	466	6,954	-	120,077	127,497	33,134	86,854	119,988	(2,169)	49,137	(508)	-	(316)	1,421,632
Appropriations of 2003 earnings
Legal reserve	-	-	-	-	-	-	-	8,641	(8,641)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	-	(1,554)	(1,554)	-	-	-	-	-	(1,554)
Bonus to employees - cash	-	-	-	-	-	-	-	-	(581)	(581)	-	-	-	-	-	(581)
Bonus to employees - stock	4,860	-	-	-	-	-	-	-	(4,860)	(4,860)	-	-	-	-	-	-
Stock dividends - 5.7%	69,936	-	-	-	-	-	-	-	(69,936)	(69,936)	-	-	-	-	-	-
Capital received in advance from stock option
exercised by employees	-	1,347	-	-	-	-	-	-	-	-	-	-	-	-	-	1,347
Transfer of ASE Inc. shares held by subsidiaries as
treasury stock	-	-	-	-	-	-	-	-	-	-		-	-	-	(88,165)	(88,165)
Evaluation on derivative financial
instruments - loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,153)	-	(1,153)
Adjustment of equity in subsidiary due to change
in percentage of ownership	-	-	-	-	-	483	483	-	-	-	-	-	-	-	-	483
Unrealized loss on long-term investment	-	-	-	-	-	-	-	-	-	-	(56)	-	-	-	-	(56)
Issuance of common stock through merger	88,946	-	99,349	-	-	-	99,349	-	-	-	-	-	-	-	-	188,295
Elimination of long-term investment balance on
consolidation	-	-	-	-	-	(7,649)	(7,649)	-	-	-	-	-	-	-	-	(7,649)
Consolidated net income in 2004	-	-	-	-	-	-	-	-	132,630	132,630	-	-	-	-	-	132,630
Adjustment of equity in subsidiary due to
unrecognized loss on pension cost	-	-	-	-	-	-	-	-	-	-	-	-	360	-	-	360
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	-	(28,961)	-	-	-	(28,961)

BALANCE, DECEMBER 31, 2004	1,291,745	1,347	99,815	6,954	-	112,911	219,680	41,775	133,912	175,687	(2,225)	20,176	(148)	(1,153)	(88,481)	1,616,628

The accompanying notes are an integral part of the financial statements.

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts In Thousands)

	Year Ended December 31

	2002	2003	2004

	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	129,035	2,742,796	4,209,690	132,630
Adjustments to reconcile net income to net cash provided by
operating activities:
Minority interest in net income (loss) of subsidiaries	(1,733,029)	(52,586)	691,608	21,790
Depreciation	11,841,331	12,210,910	13,898,098	437,873
Amortization	444,995	555,658	888,174	27,983
Investment loss under equity method	410,348	240,656	394,995	12,445
Impairment of goodwill	-	-	1,950,097	61,440
Other investment loss	-	-	512,000	16,131
Accrued interest on foreign convertible bonds	576,437	358,286	255,172	8,039
Exchange gain on:
Long-term foreign bonds payable	(69,321)	(110,655)	(425,822)	(13,416)
Long-term foreign investment payable	(34,926)	(62,747)	-	-
Provision for doubtful accounts and sales allowance	85,823	207,018	151,358	4,769
Gain on sale of investments	(101,314)	(618,857)	(57,140)	(1,800)
Allowance for inventory valuation	-	240,844	75,842	2,389
Loss on early redemption of foreign convertible bonds	46,151	75,668	-	-
Loss from sale of treasury stock	-	354,787	-	-
Reversal of accrued interest from long-term investment payable	(145,238)	-	-	-
Impairment loss of long-lived assets	1,225,555	-	-	-
Loss on disposal of properties	15,668	62,792	83,826	2,641
Loss on assets to be disposed of	78,120	176,841	96,138	3,029
Amortization of goodwill	815,573	819,253	877,582	27,649
Loss (gain) on derivative financial instruments	-	(3,140)	308,138	9,708
Deferred income taxes	(1,130,358)	(1,190,500)	(1,660,695)	(52,322)
Accrued pension cost	122,233	479,809	372,580	11,739
Effect of exchange rate changes	65,858	211,640	506,025	15,943
Other	-	-	71,594	2,255
Changes in operating assets and liabilities
Notes receivable	(7,482)	1,071	21,984	692
Accounts receivable	(1,950,738)	(4,119,274)	(696,501)	(21,943)
Other receivable	-	(76,165)	(492,059)	(15,503)
Inventories	(363,216)	(1,800,963)	(4,691,419)	(147,808)
Prepayments and other current assets	(231,154)	160,329	(469,247)	(14,784)
Notes and accounts payable	1,078,392	2,441,818	1,485,391	46,799
Income tax payable	(72,165)	45,393	62,727	1,976
Accrued expenses and other current liabilities	217,222	(44,449)	1,066,867	33,613

Net cash provided by operating activities	11,313,800	13,306,233	19,487,003	613,957

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of properties	(12,657,920)	(17,534,057)	(28,523,467)	(898,660)
Decrease (increase) in short-term investments	2,112,050	(371,561)	(126,277)	(3,978)
Decrease (increase) in pledged time deposits	(287,794)	261,317	41,827	1,318
Payments for long-term stock investments	(49,716)	(138,019)	(61,713)	(1,944)
Increase in other assets	(831,279)	(1,125,361)	(2,006,620)	(63,222)
Proceeds from sales of:
Properties	77,142	250,535	628,508	19,802
Others	-	105,536	505,546	15,928
Purchase of ASE Japan Co., Ltd. shares	-	-	(830,678)	(26,171)
Purchase of ASE US Inc. shares	-	-	(112,824)	(3,555)
Purchase of ASE Material Inc. shares	(10,000)	(20,976)	-	-
Purchase of ASE Test Limited shares	(317,004)	-	(339,644)	(10,701)
Purchase of ISE Labs, Inc. shares	(1,755,133)	-	-	-

Net cash used in investing activities	(13,719,654)	(18,572,586)	(30,825,342)	(971,183)

(Continued)

	Year Ended December 31

	2002	2003	2004

	NT$	NT$	NT$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
The issuance of foreign convertible bonds	-	6,684,882	-	-
The issuance of domestic secured bonds	-	-	2,733,112	86,109
Long-term debts	1,161,489	(102,881)	5,997,199	188,948
Investment payable	(249,250)	(954,411)	(2,309,960)	(72,778)
Commercial papers and bank acceptances payable	(1,739,263)	(629,086)	(167,149)	(5,266)
Proceeds from sales of ASE Inc. shares	-	2,850,524	-	-
Proceeds from short-term borrowings	2,375,322	1,161,183	2,695,984	84,940
Early redemption of foreign convertible bonds	(1,674,053)	(4,908,389)	-	-
Increase in minority interest	656,246	119,368	242,059	7,626
Compensation to directors and supervisors and bonus to employees	-	(10,280)	(67,748)	(2,134)
Capital received in advance	-	-	42,759	1,347

Net cash provided by financing activities	530,491	4,210,910	9,166,256	288,792

EFFECT OF EXCHANGE RATE CHANGES	(65,858)	(211,640)	(415,239)	(13,082)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,941,221)	(1,267,083)	(2,587,322)	(81,516)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,770,729	9,829,508	8,562,425	269,768

CASH AND CASH EQUIVALENTS, END OF YEAR	9,829,508	8,562,425	5,975,103	188,252

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	1,248,726	1,120,215	951,281	29,971
Income tax paid	88,884	57,633	113,882	3,588
Cash paid for acquisition of properties
Acquisition of properties	15,749,807	17,234,324	30,588,311	963,715
Decrease (increase) in payable	(2,566,359)	102,488	(1,961,788)	(61,808)
Decrease (increase) in obligation under capital leases	(525,528)	197,245	(103,056)	(3,247)

	12,657,920	17,534,057	28,523,467	898,660

Cash received from issuance of foreign convertible bonds
Proceeds	-	6,818,000	-	-
Issuance expense	-	(119,315)	-	-
Increase in payable	-	(13,803)	-	-

Net cash inflow	-	6,684,882	-	-

Cash received from issuance of domestic secured bonds
Proceeds	-	-	2,750,000	86,641
Issuance expense	-	-	(16,888)	(532)

Net cash inflow	-	-	2,733,112	86,109

Cash paid for redemption of foreign convertible bonds
Redemption price for foreign convertible bonds	3,242,110	4,908,389	-	-
Cash paid from sinking fund	(1,568,057)	-	-	-

	1,674,053	4,908,389	-	-

Total assets acquired from acquisition of ASE Japan Co., Ltd.	-	-	2,162,468	68,130
Less: Liabilities assumed	-	-	(1,310,428)	(41,286)

Cash paid	-	-	852,040	26,844
Less: Cash received at the date of acquisition	-	-	(21,362)	(673)

Net cash outflow	-	-	830,678	26,171

Total assets acquired from acquisition of ASE US Inc.	-	-	171,999	5,419
Less: Liabilities assumed	-	-	(16,240)	(512)

Cash paid	-	-	155,759	4,907
Less: Cash received at the date of acquisition	-	-	(42,935)	(1,352)

Net cash outflow	-	-	112,824	3,555

(Continued)

	Year Ended December 31

	2002	2003	2004

	NT$	NT$	NT$	US$
NON-CASH FLOWS FROM INVESTING AND FINANCING
ACTIVITIES
Reclassification of the ASE Inc. shares held by Consolidated subsidiaries from long-term investment to treasury
stock	2,639,826	-	2,798,399	88,165
Reversal of treasury stock due to sale of ASE Inc.’s shares held by
consolidated subsidiaries	-	1,405,632	-	-

The accompanying notes are an integral part of the financial statements.

(Concluded)

■Attachment 4

Advanced Semiconductor Engineering, Inc.
Table of Comparison of Revised Articles of Incorporation

Original Provisions	Provisions after Revision
Article 6:
The total capital of the Company is set for NT$51.5 billion in 5.15 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$3 billion. The Board of Directors is authorized to issue the un-issued shares in different phases.	Article 6:
The total capital of the Company is set for NT$63 billion in 6.3 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$3 billion. The Board of Directors is authorized to issue the un-issued shares in different phase.
Article 24:
The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall prioritize on appropriation of stock dividend, though cash dividend may also be in the order. In principle, however, the ratio of cash dividend shall not exceed 20%.
With respect to the ratio of cash dividend as mentioned above, the Company may, in accordance with the actual operation status of the year in question and for consideration of capital planning for the next fiscal year, determine the most optimal dividend policy and appropriation method for appropriation of the surplus drafted by the Board of Directors, subject to resolution by the Shareholder’s Meeting.	Article 24:
The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall prioritize on appropriation of stock dividend, though cash dividend may also be in the order. In principle, however, the ratio of cash dividend shall not exceed 50%.
With respect to the ratio of cash dividend as mentioned above, the Board of Directors will draw up the plan for appropriating the surplus, subject to resolution by the Shareholder’s Meeting.

Article 27:
These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.

•
•

29th Revision: June 19, 2003
30th Revision: June 19, 2003
31st Revision: June 15, 2004

Article 27:
These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.

•
•

30th Revision: June 19, 2003
31st Revision: June 15, 2004
32nd Revision: June 30, 2005

Appendix 1

Rules of Procedure for the Shareholders’ Meeting for Advanced Semiconductor Engineering, Inc.

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules.

2.	Present Shareholders (or their proxies) shall wear attendance badges, and shall submit attendance cards in lieu of signing in. The number of voting right shall be calculated according to the attendance cards submitted.

3.	There is one vote for each share. When a Shareholder is unable to attend the Shareholders’ Meeting for causes, the Shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the Shareholders’ Meeting. With the exception of trust enterprises or stock affair agencies approved by securities authorities concerned, the votes that may be cast by one proxy representing two or more Shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

4.	The venue for the Shareholders’ Meeting shall be where the Company is located or a place convenient for Shareholders to attend and suited for convening the Shareholders’ Meeting. The beginning time for the Meeting may not be earlier than 9 a.m. or later than 3 p.m.

5.	Unless otherwise provided by the Company Law, the Shareholders’ Meeting shall be convened by the Board of Directors and presided by the Chairperson. If the Chairperson is on leave or unable to exercise powers for causes, Article 208 Paragraph 3 of the Company Law shall govern. If the Shareholders’ Meeting is convened by someone entitled to convene such a meeting who is not a member of the Board of Directors, the Meeting shall be presided by the convening person; where there are two or more persons entitled to convene the Shareholders’ Meeting, they shall nominate among them one person to preside the meeting.

6.	The Company may appoint the retained lawyers, certified public accountants or relevant personnel to observe the Shareholders’ Meeting. The staff handling administrative affairs of the Shareholders’ Meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the Shareholders’ Meeting on audio tape or video tape, and shall keep the tapes for at least one year.

8.	When the time comes for the Shareholders’ Meeting to begin, the chairperson shall Immediately call the meeting in session. However, if the Shareholders present represent less than half of the total issued shares, the chairperson may postpone the commencement of the meeting. The Meeting may be postponed up to twice, and the total duration of postponement may not exceed one hour. If after two postponements the number of Shareholders present is still insufficient while the Shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Law. If prior to the end of the Meeting the Shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the Meeting for a vote in accordance with Article 174 of the Company Law.

9.	Where the Shareholders’ Meeting is convened by the Board of Directors, the meeting agenda shall be set by the Board of Directors. The Meeting shall proceed in accordance with the agenda, which may not be altered unless by the resolution of the Shareholders’ Meeting.

If the Shareholders’ Meeting is convened by someone entitled to convene such a meeting who is not a member of the Board of Directors, the rules of the preceding Paragraph shall apply mutatis mutandis.

Unless by the resolution of the Shareholders’ Meeting, the chairperson may not declare the Meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two Paragraphs have been completed.

After the meeting is declared ended, the Shareholders may not elect a chairperson to resume the Meeting at the original location or other premises, unless such declaration has violated the Rules of Procedure, where one person may be elected the chairperson with the consent of one half of the votes represented by Shareholders present to resume the Meeting.

10.	When the Shareholders’ Meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.

11.	Before a present Shareholder speaks, he/she shall first fill out a statement slip noting the main points of the statement, the Shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The present Shareholder that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern.Unless given consent by the chairperson and the speaking Shareholder, the other Shareholders may not speak to interrupt when a present Shareholder is speaking, where the chairperson shall stop the interruption.

12.	Unless permitted by the chairperson, no Shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.

If a Shareholder violates rules under the preceding Paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.	When an institutional person attends the Shareholders’ Meeting as a proxy, the institutional person may assign only one representative to attend the Meeting. When an institutional Shareholder assigns two or more representatives to attend the Shareholders’ Meeting, only one of them may speak for any single proposal.

14.	After a present Shareholder speaks, the chairperson may reply in person or assign concerned personnel to reply.

15.	With respect to the discussion of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussion shall cease and the proposal be submitted for a vote.

16.	The chairperson shall appoint scrutineers and ballot keepers for voting on proposals, while the scrutineers shall be Shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.	Unless otherwise provided by the Company Law or the Company’s Articles of Incorporation, a proposal shall be approved given consent by more than half of the votes of shares represented by Shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as in voting by ballot.

18.	Where there is an amendment or a substitution for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.	The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by the Rules shall be handled in accordance with the Company Law, relevant laws and regulations, as well as the Company’s Articles of Incorporation.

21.	The Rules shall come into force given the approval of the Shareholders’ Meeting, and so shall the amendment.

 Appendix 2

Rules of Election of Directors and Supervisors for
Advanced Semiconductor Engineering, Inc.

Article 1	Unless otherwise provided by the Company Law and the Company’s Articles of Incorporation, election of the Company’s Directors and Supervisors shall all be handled in accordance with the Rules.

Article 2	In the election of the Company’s Directors and Supervisors, each share shall have the voting right equivalent to the number of Directors or Supervisors to be elected. The Board of Directors shall produce and prepare ballots with the number equivalent to that of Directors or Supervisors to be elected to be distributed to each Shareholder. The ballots stated in the preceding Paragraph may be all cast for one person or separately cast for several persons. The Shareholders whose ballots received represent more voting right are elected as Directors or Supervisors. In recording names of the voters, the attendance identification numbers printed on the ballots may be used instead. The ballots shall be produced and distributed by the Board of Directors according to the attendance identification numbers, and shall additionally bear the numbers of voting shares.

Article 3	In the election of the Company's Directors and Supervisors for vacancies prescribed in the Articles of Incorporation, the candidates winning more voting right from the votes received are elected. If two or more candidates receive the same number of voting right so as to have more winners than required, it shall be Resolution by drawing lots, where the chairperson will draw lots on behalf on the absent winners. When a candidate is simultaneously elected as a Director and a Supervisor, he/she shall decide to serve either as a Director or as a Supervisor, and the vacancy will be filled by the candidate receiving the next most votes.

Article 4	When the election begins, the chairperson appoints several scrutineers and ballot keepers to perform various pertinent duties.

Article 5	If a voter is a Shareholder, he/she shall fill in the column o f “Candidate” on the ballot with the candidate’s account name and the Shareholder’s account number; if the voter is not a Shareholder, he/she shall fill in the column with the candidate’s name and the uniform ID number. However, if a Governmental or Institutional Shareholder is a candidate, the voter shall fill in the column of “Candidate’s Account Name” on the ballot with the name of the Government or Institution, and may also fill in the column with the name of the Government or Institution and the name of its representative; where there are several representatives, their names shall be separately filled up.

Article 6	A ballot shall be invalid under any of the following circumstances:
	1.	The ballot is not the one provided by the Rules.
	2.	The ballot is not placed into the ballot box or is left blank.
	3.	The handwriting is blurred and cannot be identified.
	4.	The candidate stated is a Shareholder and its account name and Shareholder’s account number are inconsistent with those recorded on the Register of Shareholders; the candidate stated is not a Shareholder and its name and uniform ID number are inconsistent after verification.
	5.	Any words other than the candidate’s account name (name), Shareholder’s account number (uniform ID number) and number of allocated voting right are written on the ballot.
	6.	The candidate’s account name (name) or Shareholder’s account number (uniform ID number) is not written.
	7.	There are names of two or more candidates written on the same ballot.

Article 7	Once all the ballots have been placed into the ballot box, the scrutineer will open the ballot box.

Article 8	If there is any doubt regarding a ballot, the scrutineer will examine the ballot to determine whether it shall be declared invalid. The ballots declared invalid shall be separately placed, and will be identified for their numbers of votes and voting right, and then handed over to the scrutineer to be marked invalid and signed/sealed after the vote counting is completed.

Article 9	When counting and announcing the ballots, the ballot keeper will oversee it by the side, and the result will be announced by the chairperson on the spot.

Article 10	The Company separately issues certificates of election to the elected Directors and Supervisors.

Article 11	The Rules shall come into force after adopted by the Shareholders’ Meeting, and so shall the amendment of the Rules.

Appendix 3

Articles of Incorporation of Advanced Semiconductor Engineering, Inc.
(before revision)

Chapter I General Rules
Article 1	:	The Company is incorporated in accordance with the rules of the Company Law that govern companies limited by shares, and is named Advanced Semiconductor Engineering, Inc.
Article 2	:	The businesses operated by the Company:
		1.	Manufacture, assembly, processing, testing and export of integrated circuits of various types.
		2.	Research and development, design, manufacture, assembly, processing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.
		3.	General import/export trades (excluding businesses requiring special permission).
		4.	CC01080 Electronic components manufacturing industry
		5.	CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)
		6.	F119010 Electronic material wholesale business
		7.	F219010 Electronic material retail business
		8.	I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)
		9.	I601010 Leasing business
		10.	Engagement in businesses that are not banned or restricted by law with the exception of businesses requiring permit.
Article 3	:	Where the Company invests in another company as a Limited Liability Shareholder, it is not subject to the restriction imposed by the Company Law providing that such investment shall not exceed a specified percentage of the total paid-in capital.
Article 4	:	The Company may provide guarantees outwards.
Article 5	:	The Company’s headquarters are located in the Nantz Processing Export Zone, Kaohsiung City, R.O.C. If necessary, branches, representative officesor operating offices may be established at other domestic/foreign locations given the resolution of the Board of Directors.

Chapter II Shares
Article 6	:	The total capital of the Company is NT$51,500,000,000 divided into 5,150,000,000 shares of NT$10 par value, within which NT$3,000,000,000 is reserved for issuance of employee stock option receipts. The Board of Directors is authorized to issue the unissued shares in batches in light of business needs.
Article 7	:	Share certificates of the Company are all registered in form, which shall be signed or sealed by more than three Directors as well as duly attested before they can be issued.

Article 8	:	Title transfer of stocks shall all be suspended from within sixty days before the Annual Shareholders’ Meeting is held, within thirty days before the Shareholders’ Interim Meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9	:	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations of the authorities concerned

Chapter III Shareholders’ Meeting

Article 10	:	The Company holds the Annual Shareholders’ Meeting and the Shareholders’ Interim Meeting. The Annual Meeting is held once per year by the Board of Directors within six months after the end of each fiscal year according to law. The Interim Meeting is convened when necessary according to law.

Article 11	:	To convene the Annual Shareholders’ Meeting and the Shareholders’ Interim Meeting, the Company shall inform each Shareholder of the date, location and purpose of convening the meeting thirty days and fifteen days respectively before the meeting is held.

Article 12	:	Unless otherwise provided by the Company Law, a resolution of the Shareholders’ Meeting shall be adopted by consent of more than one half of the votes represented by the Shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	:	A Shareholder of the Company shall be entitled to one vote for each share held. However, the Company is entitled to no votes for shares held by itself according to law.

Article 14	:	A Director that is unable to attend the Shareholders’ Meeting for causes may present a proxy statement printed by the Company and stating the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days before the Shareholders’ Meeting is held.

Article 15	:	Unless otherwise provided by the Company Law, the Shareholders’ Meeting shall be convened by the Board of Directors and presided by the Chairperson. If the Chairperson is on leave or unable to perform his/her duties for causes, Article 208 Paragraph 3 of the Company Law shall govern. If the Shareholders’ Meeting is convened by some person entitled to convene the meeting who is not a member of the Board of Directors, this person shall serve as the chairperson; where there are two or more persons entitled to convene the Meeting, one shall be nominated among them to serve.

Chapter IV Directors and Supervisors

Article 16	:	The Company shall have five to seven Directors and five Supervisors to be elected by the Shareholders’ Meeting from candidates with legal capacity. Each Director and Supervisor shall hold office for a term of three years, and may be re-elected.

Article 17	:

The Board of Directors shall be organized by the Directors. Its authorities are as follows:
(1) Producing the Business Plan.
(2) Making proposals regarding profit distribution or loss offset.
(3) Making proposals regarding capital increase/decrease.
(4) Reviewing and approving important rules and contracts.

(5) Appointing and dismissing the President of the Company.
(6) Establishing and dissolving branch organizations of the Company.
(7) Reviewing and approving budgets and final settlements.
(8) Other authorities vested by the Company Law or by the resolution of the Shareholders’ Meeting.

Article 18	:	The Board of Directors shall be organized by the Directors, among whom one Director shall be elected as the Chairperson by consent of more than one half of the Directors present in a meeting attended by more than two thirds of all Directors, where one Vice Chairperson may also be elected among the Directors. The Chairperson represents the Company in public. When the Chairperson is on leave or unable to exercise his/her powers for causes, the acting Chairperson shall be designated in accordance with Article 208 of the Company Law.

Article 19	:	Unless otherwise provided by the Company Law, the Board Meeting shall be convened by the Chairperson according to law. The Meeting may be held at any domestic or foreign location, or by video conference.

Article 20	:	A Director may present a written proxy statement to entrust another Director as the proxy to attend the Board Meeting and exercise the voting right on his/her behalf, but each Director may act as a proxy for only one other Director.

Chapter V Management

Article 21	:	The Company shall have one President, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of the Company Law.

Chapter VI Accounting

Article 22	:	The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the Board of Directors shall produce the various statements and reports as required by the Company Law and submit them to the Annual Shareholders’ Meeting for ratification according to law.

Article 23	:	The Company’s net profits each year after the final settlement shall be distributed in the following order:
(1) Offsetting losses.
(2) Allocating 10% as the legal profit reserve.
 (3) Allocating a special profit reserve in accordance with laws or regulations set forth by the authorities concerned.
(4) For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special profit reserve under the item of current profits, to be included for profit distribution after being realized.

Any balance on profits shall be distributed as follows:

(5) Allocating 2% or less from the balance after the amounts mandated by Subparagraphs 1 to 4 have been deducted as the remuneration for Directors and Supervisors.
(6) Allocating 5% to 7% from the balance after the amounts mandated by Subparagraphs 1 to 4 have been deducted as the bonuses for employees.

The 5% portion is distributed to all employees in accordance with the Rules of Bonus to employees Distribution, and distribution of the portion in excess of 5% shall be delegated to the Board of Directors to set up separate rules in light of individual contributions of specific employees.
(7) Distribution of the rest profits shall be delegated to the Board of Directors to draw up a plan according to the percentage of shares held by each Shareholder to the total shares. Employees referred to in Subparagraph 6 of the preceding Paragraph include employees of associated companies that meet certain conditions, which are to be prescribed by the Board of Directors.

Article 24	:	The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall prioritize on appropriation of stock dividend, though cash dividend may also be in the order. In principle, however, the ratio of cash dividend shall not exceed 20%.
With respect to the percentage of cash dividends distributed referred to in the preceding Paragraph, the Company may follow the actual operating condition for the current year, consider the capital budgeting plan for the next year, and determine the most suitable stock dividend policy and way of distribution. The Board of Directors shall then draw up a profit distribution proposal to be submitted to the Shareholders’ Meeting for resolution before implementation.

Chapter VII Supplementary Provisions

Article 25	:	The Articles of Association and By-Laws of the Company shall be separately established.

Article 26	:	Any matters not completely provided by the Articles of Incorporation shall be handled in accordance with the Company Law.

Article 27	:	The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.

The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.

Appendix 4

Status of Holdings by Directors and Supervisors

1.	Pursuant to Article 26 of the Securities and Exchange Law, the minimum number of shares required to be held by all Directors of the Company is 205,687,210 shares, and the minimum number of shares required to be held by all Supervisors of the Company is 20,568,721 shares.

2.	The shareholding status of individual and all Directors and Supervisors of the Company recorded on the Register of Shareholders as of the beginning date when ownership transfer stops for the Shareholders’ Meeting (May 2, 2005) is as follows:

May 2, 2005
		Current Holdings
Title	Name	Number of shares	As apercentage of holdings
Chairman	Jason C. S Chang	36,084,709	0.88%
Deputy Chairman	Richard H. P. Chang	51,632,748	1.26%
Directors	A.S.E. Enterprises Limited Represented by: Chin Ko-chien	730,912,329	17.77%
	Represented by: Joseph Tung
	Represented by: Chen Chun-yi
	Represented by: Tien-yu Wu
	Represented by: Liu Hsiao-ming
Supervisor	Feng Mei-jean	67,027,344	1.63%
Supervisors	A.S.E. Enterprises Limited	730,912,329	17.77%
	Represented by: John Ho
	Represented by: Raymond Lo
	Represented by: Alan Cheng
	Represented by: Tseng Yuan-yi

Note 1:	Until the date when ownership transfer stops for the Shareholders’ Meeting,the number of shares held by all Directors of the Company is 818,629,786 shares in total, which complies with Article 26 of the Securities and Exchange Law.

Note 2:	Until the date when ownership transfer stops for the Shareholders’ Meeting, the number of shares held by all Supervisors of the Company is 797,939,673 shares in total, which complies with Article 26 of the Securities and Exchange Law.

Appendix 5

Board-approved Surplus Appropriation Proposal Involving Employee Bonus and Reward for Directors and Supervisors

1.	Proposing to distribute NT$9,535,400 as the employee cash bonus, and NT$ 75,720,000 as cash remuneration for Directors and Supervisors.

2.	Proposing to distribute 25,567,460 shares of employee stock bonus that occupies 8.16% of the capitalization of profits.

3.	The estimated earnings per share under the proposed distribution of the bonus to employees and remuneration for Directors and Supervisors under consideration is NT$0.94.

Appendix 6

Impact upon Business Performance and EPS Resultant from Non-remunerative
Share Allotment this time

Year Item		Year 2000 (Estimated)
Beginning paid-in capital (unit: NT$1,000)		41,000,000
Status of distribution of shares and dividends for the year (Note 1,2)	Cash dividends per share	0.1
	Number of shares distributed for each share in capitalization of earnings	0.07
	Number of shares distributed for each share in capitalization of capital Surplus	0.03
Status of change of operating performance	Operating profits	Inapplicable (Note 3)
	Increase (decrease) ratio of operating profits compared to the same period last year
	After-tax net earnings
	Increase (decrease) ratio of after-tax net earnings compared to the same period last year
	Earnings per share (dating back for adjustment)
	Increase (decrease) ratio of earnings per share compared to the same period last year
	Average annual rate of return (average annual P/E ratio reciprocal)
Projected earnings per share and P/E ratio	If capitalization of earnings is completely replaced by distribution of cash dividends	Projected earnings per share	Inapplicable (Note 3)
Projected average annual rate of return
	If capitalization of capital surplus is not conducted	Projected average annual rate of return	Inapplicable (Note 3 )
Projected average annual rate of return
	If capitalization of capital surplus and profits is not conducted, but cash dividends are distributed instead	Projected earnings per share	Inapplicable (Note 3)
Projected average annual rate of return

Note 1	Subject to the resolution of the 2005 Annual Shareholders' Meeting.

Note 2:	Shareholder bonus NT$3,289,769,120 appropriated this time includes NT$0.8 for each share, of which NT$0.1 was in cash for a total of NT$411,221,140 and the remaining NT$ 2,878,547,980 will be distributed by stock dividend( 70 shares non-remunerative capitalization of capital surplus for each 1,000 shares.) In addition, the management plans to carry out capitalization of capital surplus of NT$1,233,663,420, from whichshareholders are appropriated 30 shares non-remunerative capitalization of capital surplus for each 1,000 shares. In all, the amount of appropriated dividend this time totaled NT$1.1 per share, including NT$0.1 in cash and NT$1 in stock. The above-mentioned appropriation of dividend and its ratio are calculated on the basis of

4,112,211,400 shares on the date of the board resolution. Subsequently, if due to exercise for conversion by GDR (GLOBAL DEPOSITORY RECEIPTS) holders for stock, subscription of new shares through employee stock option warrant, buyback of company stocks by the management, or sale or cancellation of treasury stocks that affect the number of shares eligible for appropriation of dividend, dictating adjustment of the ratio of dividend appropriation, the shareholders’ meeting will be asked to authorize the board to make the adjustment at its discretion.

Note 3	According to the "Guidelines for Handling Financial Forecast Information of Public Companies," the Company need not publicly disclose the financial forecast for year 2005.

Person-in-Charge: Jason C.S. Chang    Manager: Richard H.P. Chang    Chief Accountant: Joseph Tung